[SIMPSON THACHER & BARTLETT LLP LETTERHEAD]

VIA OVERNIGHT COURIER AND EDGAR

May 9, 2008

Re:	MasterCard Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 20, 2008

File No. 001-32877

Definitive Proxy Statement on Schedule 14A

Filed April 24, 2008

File No. 001-32877

Marc D. Thomas

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Thomas:

On behalf of MasterCard Incorporated (“MasterCard”), we hereby submit the following responses to your letter dated April 30, 2008 regarding the Securities and Exchange Commission Staff’s review of MasterCard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and Definitive Proxy Statement on Schedule 14A, filed on April 24, 2008.

To assist your review, we have retyped the text of the Staff’s comments in the Comment Letter in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the relevant filing. The responses and information described below are based upon information provided to us by MasterCard.

Securities and Exchange Commission	-2-	May 9, 2008

Form 10-K for the Fiscal Year Ended December 31, 2007

Government Regulation, page 21

1.	We refer you to the penultimate paragraph on page 22. Please provide us with updated information of the same nature and scope as the information you provided to us in your letter dated November 10, 2005, regarding contacts with the five countries currently identified by the Department of State as state sponsors of terrorism.

MasterCard advises the Staff that it has no business operations, subsidiaries or affiliate entities in Iran, Sudan, North Korea, Cuba or Syria. However, a limited number of financial institutions are licensed by MasterCard to issue cards or acquire merchant transactions in certain of these countries. MasterCard supplementally advises the Staff of the following:

Iran. No Iranian financial institutions are licensed members of MasterCard and no non-Iranian financial institutions are licensed by MasterCard to operate in Iran. MasterCard believes that it earned no revenue associated with Iran in 2007.

Sudan. No Sudanese financial institutions are licensed members of MasterCard and no non-Sudanese financial institutions are licensed by MasterCard to operate in Sudan. MasterCard believes that it earned no revenue associated with Sudan in 2007.

North Korea. No North Korean financial institutions are licensed members of MasterCard. In June 1992, MasterCard granted a license to one non-North Korean financial institution to operate in North Korea. That license, however, was terminated in January 2007. Accordingly, MasterCard believes that it earned no revenue associated with North Korea in 2007.

Cuba. No Cuban financial institutions are licensed members of MasterCard. However, MasterCard has a longstanding arrangement with a French financial institution that acquires MasterCard transactions of non-U.S. cardholders accepted as payment for products and services from Cuban merchants. This is the only financial institution licensed to do MasterCard-related business in Cuba. The French financial institution is required to block any transactions initiated by U.S. cardholders with Cuban merchants. In addition, MasterCard operates a back-up system for the blocking of U.S. transactions in Cuba. The acquisition of MasterCard transactions in Cuba has been discussed with the staff of the Treasury Department’s Office of Foreign Assets Control. MasterCard believes that it earned approximately $485,000 in revenue associated with Cuba in 2007, which represents 0.012% of MasterCard’s total revenue for 2007.

Syria. MasterCard has granted licenses to two Lebanese financial institutions, Fransabank S.A.L and Banque Libano-Francaise S.A.L., and one Greek financial institution, National Bank of Greece S.A., to operate an issuing and acquiring business in Syria. The last of these licenses was issued in November, 1998. MasterCard believes that National Bank of Greece S.A. does not currently operate a MasterCard business in Syria. In 2006, in part as a response to the war in Lebanon at that time and

Securities and Exchange Commission	-3-	May 9, 2008

the mass migration of Lebanese refugees to Syria, MasterCard authorized CreditCard Services Company S.A.L., another Lebanese financial institution, to also operate an issuing and acquiring business in Syria and to sponsor two Syrian financial institutions, Banque Bemo Saudi Fransi s.a. and Byblos Bank Syria s.a., to conduct business in Syria. Neither Syrian financial institution is owned or controlled by the Government of Syria. Fransabank S.A.L, Banque Libano-Francaise S.A.L, National Bank of Greece S.A., CreditCard Services Company S.A.L., Banque Bemo Saudi Fransi s.a and Byblos Bank Syria s.a. are currently the only financial institutions licensed to do MasterCard-related business in Syria. MasterCard has instituted export control compliance measures with respect to MasterCard business conducted in Syria. Also, MasterCard applies heightened scrutiny to these financial institutions and their activities in the MasterCard system to protect against the MasterCard system being used to facilitate money laundering or terrorist financing activities in accordance with its anti-money laundering compliance program. MasterCard believes that it earned approximately $360,000 in revenue associated with Syria in 2007, which represents 0.009% of MasterCard’s total revenue for 2007.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General, page 45

2.	Tell us what consideration you gave to discussing the impact of inflation and changing prices on your revenues and on income from continuing operations. See Items 303(a)(3)(iv) of Regulation S-K.

MasterCard advises the Staff that consideration was given to the impact of inflation and changing prices on the Company’s net revenues and income from continuing operations in accordance with Item 303 (a)(3)(iv) of Regulation S-K. MasterCard noted contained inflationary environments in the countries in which MasterCard conducted significant business during the periods presented. While inflation and changing prices may impact purchase volumes on which MasterCard charges assessments and other fees, management believes the impact was not significant. MasterCard will continue to monitor the impact of inflation and changing prices on net revenues and income from continuing operations and advises the Staff that it will disclose any material impacts in its future MD&A disclosures.

Non-GAAP Financial Information, page 45

3.	We note the inclusion of non-GAAP information within MD&A. Your non-GAAP presentation does not appear consistent with our guidance and requirements on such presentation. In this regard, your presentation appears to lack certain disclosures identified in the answer to Question 8 of the June 13, 2003 “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the “FAQ”). For example, you do not discuss the manner in which management uses the non-GAAP financial information and you do not appear to provide meaningful disclosure that addresses the economic substance behind your decision to use these measures. Tell us how you can plan to address the disclosure requirements of Question 8 of the FAQ.

Securities and Exchange Commission	-4-	May 9, 2008

MasterCard has presented non-GAAP financial measures for operating expenses, the effective tax rate and gross assessment revenue growth, as a supplement to GAAP measures, to enhance an investor’s evaluation of MasterCard’s ongoing operating results and to aid in forecasting future periods. These non-GAAP financial measures are reconciled to the most directly comparable GAAP financial measures.

MasterCard’s management uses these types of non-GAAP financial measures to, among other things, evaluate its ongoing operations in relation to its historical results, for internal planning and forecasting purposes and in the calculation of performance-based compensation. More specifically, in respect of the measures presented in its Annual Report on Form 10-K:

•

Operating expenses – In relation to the stock donation to the MasterCard Foundation and catch-up adjustment for cash award executive incentive plans, these items were deemed to be non-recurring and were not utilized in management’s evaluation of its ongoing operating performance. Regarding litigation settlements, MasterCard monitors litigation settlements separately from ongoing operations and therefore management evaluates ongoing operating performance without these settlements.

•

Effective tax rate – The stock donation to the MasterCard Foundation was non-cash and non-recurring. Accordingly, excluding the stock donation allows for a more comparable analysis of the effective tax rate between periods.

•

Gross assessment growth—Certain revenues were reclassified from assessments to operation fees to align certain pricing modifications between geographical regions. Accordingly, excluding the reclassification from the revenue growth for each category allows for a more comparable analysis of revenue growth between periods.

MasterCard will enhance its disclosures regarding non-GAAP financial measures presented in future filings to address more explicitly the economic substance behind management’s decision to use non-GAAP financial measures and the manner in which management uses the non-GAAP measure to conduct or evaluate its ongoing business will be expanded.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Earnings Per Share, pages 82-83

4.	Given the different classes of common stock, tell us what consideration you have given to the two-class method earnings per share presentation as noted in SFAS 128, “Earnings Per Share” paragraphs 60 and 61 and EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statements No. 128.”

Securities and Exchange Commission	-5-	May 9, 2008

MasterCard advises the Staff that it has the following classes of common stock:

Class	Par Value	Authorized Shares (in millions)	Dividend and Voting Rights
A	$.0001 per share	3,000	• One vote per share • Dividend rights

B	$.0001 per share	1,200	• Non-voting • Dividend rights

M	$.0001 per share	1

•        Generally non-voting, but can elect up to three, but not more than one-quarter, of the members of the Company’s Board of Directors and approve specified significant corporate actions (e.g., the sale of all of the assets of the Company)

•        No dividend rights

MasterCard considered the two-class method earnings per share presentation as noted in SFAS 128, “Earnings Per Share” and EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128”. Both Class A common stock and Class B common stock have identical economic (dividend and liquidation) rights, and therefore MasterCard determined that having a separate calculation for each class of common stock would not provide the readers of the financial statements with additional information that would be useful in evaluating MasterCard’s financial position. Class M common stock does not have any dividend or liquidation rights and is not convertible to the other common stock classes. Therefore, Class M common stock has been excluded from the calculation of earnings per share.

Note 4. Investment Securities, page 83

5.	Tell us how you have complied with paragraph 21.a. of SFAS 115 regarding the requirement to disclose the proceeds from sales of available-for-sale securities.

MasterCard advises the Staff that it includes proceeds from sale of available-for-sale securities in the caption “Proceeds from sales and maturities of investment securities available-for-sale” on the face of the Consolidated Statement of Cash Flows within Investing Activities. Of the $4.042 billion reported in the cash flow caption within the Form 10-K, $4.031 billion related to the proceeds from sales of available-for-sale securities. Accordingly, MasterCard respectfully submits it has complied with the disclosure requirements in paragraph 21a.of SFAS 115.

6.	Tell us how you intend to determine the fair value of the auction rate securities that have been impacted by the February 2008 auction failures if in fact you anticipate continued auction failures. In this regard tell us your consideration of the SFAS 157 accounting and disclosure requirements you anticipate addressing in your next filing.

Securities and Exchange Commission	-6-	May 9, 2008

MasterCard advises the Staff that it has included SFAS 157 fair value disclosures in footnote 3, “Fair Value Measurement” on pages 8 and 9 in the Company’s Form 10-Q, filed on April 29, 2008. The portion of the SFAS 157 disclosure relating to the fair value of its auction rate securities has been included below for your reference:

“The Company holds investments in auction rate securities (“ARS”). Interest on these securities is exempt from U.S. federal income tax and the interest rate on the securities typically resets every 35 days. The stated maturity of the securities is generally greater than 10 years and the securities are collateralized by student loans which are substantially backed by the U.S. government. Starting on February 11, 2008, the Company experienced difficulty in selling ARS due to multiple failures of the auction mechanism that provides liquidity to these investments. The securities for which auctions have failed will continue to accrue interest and be auctioned at each respective reset date until the auction succeeds, the issuer redeems the securities or they mature. The estimated fair value of the ARS no longer approximates par value due to the lack of liquidity. The Company assigned a 5% discount to the par value of the ARS portfolio and recorded a temporary impairment within other comprehensive income during the first quarter of 2008 after considering various factors, including the strong credit quality of the ARS, rate of interest received since failed auctions began, yields of securities similar to the underlying ARS, limited input from broker-dealers, and ARS market conditions. The securities have been classified within level 3 as their valuation requires substantial judgment and estimation of factors that are not currently observable in the market due to the lack of trading in the securities. The valuation may be revised in future periods as market conditions evolve.

The table below includes a roll forward of the Company’s investments in ARS from January 1, 2008 to March 31, 2008, and a reclassification of these investments from level 2 to level 3 in the valuation hierarchy. When a determination is made to classify a financial instrument within level 3, the determination is based upon the significance of the unobservable parameters to the overall fair value measurement. However, the fair value determination for level 3 financial instruments may include observable components.

	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fair value January 1, 2008	$348,000	$—
Purchases	321,550	—
Sales	(420,400)	—
Transfers (out) in	(249,150)	249,150
Unrealized (losses)	—	(12,457)[1]
Fair value March 31, 2008	$—	$236,693

[1]	Unrealized gains and losses on available for sale securities are recorded as a separate component of other comprehensive income on the consolidated statements of comprehensive income.”

Securities and Exchange Commission	-7-	May 9, 2008

7.	We note your conclusion that you do not believe the auction failures will have a material impact on liquidity. In addition, please tell us how your February 15, 2008 assessment of the expected impact on results of operations from uncertainty over auction failures.

MasterCard advises the Staff that it has had net sales of auction rate securities of approximately $100 million subsequent to December 31, 2007. Beginning on February 11, 2008, MasterCard began experiencing difficulty in selling auction rate securities due to the failure of the auction mechanism which provides liquidity to these securities. Due to the recent nature of the failures and the fact that MasterCard’s auction rate securities are collateralized by student loans substantially backed by the U.S. government, MasterCard believed that the fair value of the auction rate securities approximated book value as of February 15, 2008. Accordingly, MasterCard disclosed that “at this time it does not believe such securities are impaired,” indicating that there was no impact on results of operations. MasterCard continues to monitor its investment in auction rate securities as noted above in response to the Staff’s comment number 6 and in its updated disclosures in its Quarterly Report on Form 10-Q for the three months ended March 31, 2008.

Definitive Proxy Statement

Certain Relationships and Related Transactions, page 29

8.	We note that, on page 31 of your filing, you indicate that notwithstanding that they may be “related parties”, transactions between you and members of MasterCard International that beneficially own five percent or more of voting securities of MasterCard that are entered into in the ordinary course of your business do not require approval of the Board of Directors under your Code of Conduct. Please clarify your disclosure obligations for these transactions pursuant to Item 404 of Regulation S-K.

MasterCard acknowledges the Staff’s comment and confirms that it is aware of its disclosure obligations under Item 404 of Regulation S-K. MasterCard advises the Staff that it has disclosed on pages 29 and 30 of the Proxy Statement the information required by Item 404(a) regarding transactions in which it is or was a participant and in which members of MasterCard International that beneficially own five percent or more of any class of MasterCard’s voting securities have a direct or indirect material interest, including transactions entered into in the ordinary course of its business.

Executive Compensation, page 32

9.	Investors would benefit significantly from a more focused and streamlined discussion of how the application of negative discretion resulted in the actual amounts awarded under the Senior Executive Annual Incentive Compensation Plan. Please assess the disclosure you provided on pages 35-36 and strive to provide crisp synopses that address how the performance of your named executive officers relative to the corporate scorecard was used to reduce cash incentive awards for 2007. See Item

Securities and Exchange Commission	-8-	May 9, 2008

402(b)(1)(v) of Regulation S-K. We note that the disclosure regarding the exceptional circumstances taken into consideration in the awards made to Messrs. Heuer and Dunbar. Consider providing illustrative examples of how the actual award amounts were calculated starting with the amount established through the return on equity/net income matrix.

MasterCard acknowledges the Staff’s comment and advises the Staff that it will undertake in its future disclosures regarding executive compensation to provide a more focused and streamlined discussion of how the application of negative discretion resulted in the actual awards under MasterCard’s Senior Executive Annual Incentive Compensation Plan. In particular, MasterCard will seek, where applicable, to provide clearer synopses that address how the performance of MasterCard’s named executive officers relative to the corporate scorecard was used to reduce cash awards and will consider providing, where consistent with the actions of the Human Resources and Compensation Committee, illustrative examples of how actual award amounts were calculated starting with the amount established through the return on equity/net income matrix.

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Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Craig D. Wilson

Michael Johnson

Marc Thomas

Jay Ingram

MasterCard Incorporated

Noah J. Hanft

Bart S. Goldstein

Craig R. Brown